Exhibit I

The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest").

ComVest is a private investment company.

The managing member of ComVest is ComVest II Partners, LLC, a Delaware limited liability company ("ComVest II Partners"), the managing member of which is ComVest Group Holdings LLC, a Delaware limited liability company ("CGH").

Michael Falk ("Falk") is the Chairman and principal member of CGH.

Falk is a citizen of the United States of America.